17005115

ITEDSTATES
EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2017
Washington DC
416

SEC FILE NUMBER
8-26657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JRL CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20371 IRVINE AVE STE A-140
(No. and Street)

NEWPORT BEACH (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LARRY R LAW 949-650-2928
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVE BANERJEE CPA AN ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

21860 BURBANK BLVD, STE 150 (Address) WOODLAND HILLS (City) CA (State) 91367 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, LARRY R. LAW, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JRL CAPITAL CORPORATION, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

REBECCA SHABUNOV
Commission # 2039229
Notary Public - California
Orange County
My Comm. Expires Aug 29, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JRL CAPITAL CORPORATION

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Larry Law, President
JRL Capital Corporation
Newport Beach, California

We have audited the accompanying statement of financial condition of JRL Capital Corporation as of December 31, 2016 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of JRL Capital Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JRL Capital Corporation as of December 31, 2016 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2016 (Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of JRL Capital Corporation's financial statements. The supplemental information is the responsibility of JRL Capital Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on supplemental information, we evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Larry Law, President
JRL Capital Corporation
Newport Beach, California

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used and should not be used by anyone other than these specified parties.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 23, 2017

JRL CAPITAL CORPORATION
(A WHOLLY OWNED SUBISIDIARY OF JRL CAPITAL MANAGEMENT GROUP)

STATEMENT OF FINANCIAL CONDITION

	December 31, 2016
ASSETS	
Current assets:	
Cash and cash equivalents	$ 38,783
Accounts receivable	16,889
Deferred tax asset	2,960
Prepaid expenses	693
	$ 59,325
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 16,382
Taxes Payable	0
Total liabilities	16,382
Commitments and contingencies	
Stockholder's equity:	
Common stock, no par value; 1,000 shares authorized, issued and outstanding	5,000
Additional Paid in Capital	68,404
Accumulated deficit	(30,461)
Total stockholder's equity	42,943
	$ 59,325

JRL CAPITAL CORPORATION
(A WHOLLY OWNED SUBISIDIARY OF JRL CAPITAL MANAGEMENT GROUP)

STATEMENT OF INCOME

		For The Year Ended December 31, 2016
Revenues:		
Commissions		$ 388,054
Other		47,763
Total revenues		435,817
Expenses:		
Commissions		332,742
General and administrative, and other related party expenses		109,085
Total expenses		441,827
Loss before provision for income taxes		(6,010)
Provision for income taxes		
	1) Federal Tax Benefit	1,561
	2) State Franchise Tax (min)	(800)
Net Tax Benefit		769
Net loss		$ (5,241)

See accompanying notes to financial statements

JRL CAPITAL CORPORATION
(A WHOLLY OWNED SUBISIDIARY OF JRL CAPITAL MANAGEMENT GROUP)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For The Year Ended December 31, 2016

	Common Stock				
	Shares	Amount	Paid In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2016	1,000	$ 5,000	$68,404	$ (25,219)	$ 48,184
Non-cash stockholder contribution	-	-	-	-	-
Net income	-	-	-	(5,241)	(5,241)
Balance at December 31, 2016	1,000	$ 5,000	$68,404	$ (30,461)	$ 42,943

JRL CAPITAL CORPORATION
(A WHOLLY OWNED SUBISIDIARY OF JRL CAPITAL MANAGEMENT GROUP)

STATEMENT OF CASH FLOWS

	For The Year Ended December 31, 2016
Cash flows used in operating activities:	
Net loss	$ (5,241)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities	
Accounts receivable	(11,626)
Prepaid expenses	4,083
Accounts payable and accrued expenses	(6,267)
Taxes Payable	(1,569)
Net change in cash and cash equivalents	(20,620)
Cash and cash equivalents at beginning of year	59,403
Cash and cash equivalents at end of year	$ 38,783
Supplemental cash flow information -	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800

See accompanying notes to financial statements

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

JRL Capital Corporation (the "Company") was incorporated in California on June 4, 1981. The Company is a wholly owned subsidiary of JRL Capital Management Group ("CMG").

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) under the Securities Exchange Act of 1934, as the Company provides securities brokerage services through a smaller number of registered representatives licensed with the firm. The Company does not maintain its own securities accounts or perform custodial functions related to the securities transactions. Because of such exemption, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of Rule 15c3-3.

Liquidity and Risks

As a small Firm, the Company relies on a smaller group of registered representatives to generate its operating cash flow, as opposed to firms with larger number of representatives.

The Company's ability to continue in existence is dependent on, among other factors, the Company's ability to continue to generate adequate cash flows from operations and from debt and equity financing to fund its operations. The Company has addressed the factors mentioned above by focusing on its business plan to increase its customer base. Management believes that this plan is sufficient to allow the Company to adequately fund its operations on an annual basis. In the event that additional funds are required, CMG has committed to provide such funding.

Registration

The Company must register with state departments that govern compliance with securities laws for the states in which it does business. The Company generates a substantial amount of commission income in the State of California. Various regulatory requirements exist in each state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in that state.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Concentrations of Credit Risk

Cash and cash equivalents

The Company maintains its cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to these deposits.

Customers

In the normal course of business, the Company's customer activities involve the provision of securities brokerage services through a small number of registered representatives licensed with the Company. This is facilitated by entering into "selling group agreements" with product sponsors and/or trading/custodian firms that enable the Company's representatives to sell financial products to clients. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company mitigates this risk by dealing with product sponsors and/or trading/custodian firms through an extensive review process.

For the year ended December 31, 2016, one trading/custodian firm accounted for 21% of the Company's commissions revenues. As of December 31, 2016, revenues from over a dozen product sponsors and trading/custodian firms totaled 65% of the total revenues of the Firm, which is a broader diversity in revenue sources as compared to past years. This is a positive trend in overall operations of the Firm. If the Company's customers decreased their activity, the reduction in commissions could have a significant impact on the Company's commissions and operations. We record an allowance for doubtful receivables based on certain factors, including the length of time the receivables are past due and historical collection experience with customers. An allowance for doubtful receivables was not necessary at December 31, 2016.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Revenue Recognition

For securities brokerage services, the Company recognizes commission revenue on a trade-date basis. For commissions revenue related to real estate and private placement services, revenue is recognized upon closing of escrow. Other revenues consist primarily of reimbursement for due diligence costs and bonuses earned on marketing assistance programs with third party securities/annuities companies. The Company recognizes these revenues upon notification from the third party securities/annuities companies.

Income Taxes

The Company files as part of a consolidated return of CMG. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements as if the Company were a separate taxpayer in accordance with the accounting guidance for income taxes. Deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more-likely-than not, that such assets will not be realized through future operations.

The Company recognizes any uncertain tax positions on income tax returns at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. There are no unrecognized tax benefits as of the date of adoption. There are no unrecognized tax benefits included in the statement of financial condition that would, if recognized, affect the effective tax rate. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no amounts accrued for interest and penalties on its statement of financial condition at December 31, 2016.

The Company is subject to taxation in the U.S and State of California. The Company does not foresee material changes to its gross uncertain income tax position liability within the next twelve months. The Company is no longer subject to IRS or state examinations prior to 2011.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Significant estimates made by the Company's management include but are not limited to, the collectibility of receivables and the realize-ability of deferred tax assets. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated and determined that no events have occurred subsequent to the statement of financial condition date and through the date of issuance of these financial statements, which would require inclusion or disclosure in its financial statements other than as described in the accompanying notes.

NOTE 2 – INCOME TAXES

For the year ended December 31, 2016, the provision for income taxes consists of the following:

Federal:	
Current	$ (1,391)
Deferred	2,960
	1,569
California:	
Current (minimum)	(800)
Deferred	0
	(800)
	$ 769

Income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 40 percent and state income taxes.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has cost sharing arrangements for certain operating costs with CMG. Accordingly, the accompanying financial statements may not be indicative of the financial position or results of operations that would have occurred had the Company operated without this affiliation.

CMG provided the Company with office space, miscellaneous office expenses and management services. The Company incurred a total of $96,904 in related party expenses for the year ended December 31, 2016. The reduction in related party expenses from 2015 was primarily due to reduced administrative personnel costs, and a change in telecommunications services. At December 31, 2016, the Company has no amount recorded in accounts payable and accrued expenses related to other related party expenses to CMG.

From time to time, the Company will collect advisory fees on behalf of JRL Capital Advisory LLC, a related party. During the year ended December 31, 2016, the Company collected $46,310 in advisory fees on behalf of JRL Capital Advisory LLC and remitted $46,310 to the related party.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Indemnities and Guarantees

The Company has made certain indemnities and guarantees, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. The Company indemnifies its director to the maximum extent permitted under the laws of the State of California. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. These indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying statement of financial condition.

Legal

The Company is involved from time to time in litigation or claims arising in the ordinary course of its business. While the ultimate liability, if any, arising from these claims cannot be predicted with certainty, the Company believes that the resolution of these matters will not likely have a material adverse effect on the Company's financial statements. No litigation or claims are ongoing or anticipated as of December 31, 2016.

NOTE 5 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2016, under the most restrictive requirement, the Company had net capital of $36,906 - which was $31,906 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.45 to 1.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2016

	Unaudited Amounts per FOCUS Report	Amounts Based on Annual Report	Difference Increase (Decrease)
Net capital -			
Total stockholder's equity from statement of financial condition	$ 39,983	$ 39,983	$ -
Deductions and/or charges:			
Nonallowable assets included in the following statement of financial condition captions:			
Cash and cash equivalents	0	0	-
Accounts receivable	1,884	1,884	-
Deferred tax asset	0	0	-
Prepaid expenses	693	693	-
Haircut on securities	500	500	-
Total deductions and/or charges	3,077	3,077	-
Net capital	36,906	36,906	-
Minimum net capital required	5,000	5,000	-
Excess net capital	$ 31,906	$ 31,906	$ -
Total aggregate indebtedness	$ 16,382	$ 16,382	$ -
Ratio of aggregate indebtedness to net capital	0.45 to 1	0.45 to 1	

There were no differences between the Focus Report and the audit numbers.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirement Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii)

Dave Banerjee CPA, an Accountancy Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Larry Law, President
JRL Capital Corporation
Newport Beach, California

We have reviewed management's statements, included in the accompanying JRL Capital Corporation Exemption Report in which (1) JRL Capital Corporation, identified the following provisions of 17 C.F.R. §15c3-3(k) under which JRL Capital Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Company, stated that JRL Capital Corporation, met the identified exemption provision throughout the most recent fiscal year without exception. JRL Capital Corporation's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 23, 2017

JRL CAPITAL CORPORATION

Exemption Report of JRL Capital Corporation

JRL Capital Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3:(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) (2)(ii) throughout the year ended December 31, 2016 without exception.

JRL Capital Corporation

I, Larry Law, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
President
Date: 2/10/17

20371 IRVINE AVENUE • SUITE A-140 • NEWPORT BEACH, CA 92660 • 949/650-2928 • FACSIMILE 949/650-2927
BROKER/DEALER - MEMBER FINRA & SIPC • REGISTERED INVESTMENT ADVISORY SERVICES OFFERED THROUGH JRL CAPITAL ADVISORS, LLC

JRL CAPITAL CORPORATION

(A WHOLLY OWNED SUBISIDIARY OF JRL CAPITAL MANAGEMENT GROUP)

SEC ID No. 8-26657

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

For The Year Ended December 31, 2016

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

JRL CAPITAL CORPORATION

February 27, 2017

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street NE
Washington, DC 20549

Re: JRL Capital Corporation, CRD #10225; SEC # 8-26657

Dear Sir or Madam:

Enclosed please find two audited financial reports for the period ending December 31, 2016 for JRL Capital Corporation.

If you have any questions regarding our filings, please contact Mr. Larry R. Law at (949) 650-2928 for assistance.

Sincerely,

Cynthia LaDouceur

Cynthia L. LaDouceur
Compliance Administrator

Enclosure

20371 IRVINE AVENUE • SUITE A-140 • NEWPORT BEACH, CA 92660 • 949/650-2928 • FACSIMILE 949/650-2927
MEMBER FINRA & SIPC • REGISTERED INVESTMENT ADVISORY SERVICES OFFERED THROUGH JRL CAPITAL ADVISORS, LLC